SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  December 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. No. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re The RADA Advanced Israel Air Force A-4 "Skyhawk" Aircraft Successfully Performs its Inaugural Flight dated December 8, 2004.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

The RADA Advanced Israel Air Force A-4 "Skyhawk" Aircraft Successfully Performs its Inaugural Flight

Wednesday December 8, 10:31 am ET

NETANYA, Israel, December 8 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADIF - News) announced today that the first upgraded Israel Air Force (IAF) A-4 "Skyhawk" has successfully completed its inaugural flight. This critical milestone of the program was accomplished within a tightly planned schedule of only 11 months following the program initiation. The A-4 "Skyhawk" is the IAF's advanced trainer used in the flight academy and as a lead-in fighter trainer for both the modern fighters (F-15 and F-16).

The program, activated on January 1st, 2004, includes replacements of out-dated avionic units onboard the aircraft with newly designed equipment. The modernization aims at improving the training environment of air cadets flying the aircraft, enables a complete debrief of each flight using 3 dimensional graphic displays synchronized with video and audio recordings, while significantly reducing the aircraft's cost of ownership.

The flight testing phase is scheduled to be completed within 3 months; with serial production and installation continuing until the third quarter of 2005.

RADA's President, Brig. Gen (Res.) Herzle Bodinger, a former IAF Commander and former IAF Flight Academy Commander, commented on the successful flight: "We have justified the confidence the IAF and Ministry of Defense have put in RADA, by selecting and trusting us to perform this task. We thank the IAF and Ministry of Defence for their cooperation and salute our partners in this venture: Israel Aircraft Industries, Vectop and Nir Or for their outstanding performance."

Zvika Alon, RADA's V.P of Business Development, added: "This program enables RADA to provide similar affordable solutions to other customers operating various trainers with common needs worldwide. Our solutions allow Air Cadets to train in an environment very similar to the one they will find later on their flying career in most advanced fighters."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Segal (Chief Financial Officer),
    Tel: +972-9-892-1129
    elan_sigal@rada.com

    Investor Relations Contact:
    Ehud Helft / Kenny Green,
    Tel: +1-866-704-6710
    ehud@gk-biz.com / kenny@gk-biz.com






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: December 9, 2004